Filed by Bristol-Myers Squibb Company
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Celgene Corporation
Commission File No.: 001-34912

Explantory Note: The following communications were made available by Bristol-Myers Squibb Company through its various social media accounts.

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Bristol-Myers Squibb @bmsnews · 7h

@bmsnews to acquire Celgene to create a leading innovative biopharma company one.bms.com/2F6ibQU

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Bristol-Myers Squibb @bmsnews · 5h

@bmsnews announces transformational transaction to acquire Celgene

one.bms.com/2F1hNUo


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Bristol-Myers Squibb @bmsnews · 6h

@bmsnews builds on strategic foundation with acquisition of Celgene
one.bms.com/2F6Xm7Z


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Science At BMS @ScienceAtBMS · 7h

Exciting transaction between @bmsnews and Celgene brings together highly complementary portfolios with leading franchises in oncology, immunology and inflammation and cardiovascular disease one.bms.com/2F4NfQR

Bristol-Myers Squibb

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Science At BMS @ScienceAtBMS · 6h

Combo of @bmsnews and Celgene will have deep and diverse early-stage pipeline across solid tumors and hematologic malignancies, immunology and inflammation, cardiovascular disease and fibrotic disease, leveraging combined strengths in innovation one.bms.com/2F5ekUS



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Science At BMS @ScienceAtBMS · 5h

Exciting opportunities to leverage @bmsnews and Celgene's complementary science capabilities to drive innovation one.bms.com/2F4cG66


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Bristol-Myers Squibb
516,353 followers
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Bristol-Myers Squibb to acquire Celgene to create a leading innovative biopharma company https://lnkd.in/ez6-Qm4

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Published by Sprinklr [?] · 5 hrs ·

Bristol-Myers Squibb to acquire Celgene to create a leading innovative biopharma company https://one.bms.com/2F5fcJ8

Bristol-Myers Squibb